[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 11, 2007

VIA ELECTRONIC TRANSMISSION

Christina Chalk, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Parlux Fragrances, Inc.

PRRN14A filed on January 5, 2007 by Glenn Nussdorf

SEC File No. 0-15491

Dear Ms. Chalk:

On behalf of our client, Glenn Nussdorf ("Mr. Nussdorf"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the letter dated January 9, 2007 (the "January 9 Comment Letter") with respect to Mr. Nussdorf's revised preliminary consent statement filed with the Commission on January 5, 2007. Mr. Nussdorf intends to solicit written consents from the stockholders of Parlux Fragrances, Inc. ("Parlux" or the "Company") to remove, without cause, all existing members of the Board of Directors of Parlux (the "Board") and to elect himself and five other nominees to the Board.

Mr. Nussdorf's second revised preliminary consent statement and second revised preliminary consent card (collectively, the "Second Revised Preliminary Consent Solicitation Materials") are being filed with the Commission in accordance with the provisions of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

Set forth below are Mr. Nussdorf's responses to the January 9 Comment Letter. For ease of reference, we reproduce below the comments, and include under each comment Mr. Nussdorf's response. All page references in Mr. Nussdorf's responses are to the marked copies of the Second Revised Preliminary Consent Solicitation Materials which are being filed with the Commission and submitted to the Staff.

Christina Chalk, Esq.

General

1.	Generally revise the consent solicitation statement to reflect the Company's announced record date of close of business on January 17, 2007.

The Second Revised Preliminary Consent Solicitation Materials have been revised by modifying the second paragraph on page 18 under the caption "Consent Procedures" to set forth the Company's recently announced record date of January 17, 2007. We also have eliminated the paragraph pertaining to Mr. Nussdorf's request that the Board set a record date because it is no longer relevant to stockholders.

Cover Page

2.

Refer to comment 2 in our prior comment letter dated December 28, 2006. In response to that comment, you have identified Model Reorg as a participant in this consent solicitation. Clarify Model's role in the solicitation. In this regard, you state that Model "may be deemed a participant" but it apparently does not own any shares of the Company and apparently is not financing the solicitation.

Please explain in your response letter, with a view to additional disclosure in the consent solicitation statement. In particular, if Model may engage in a future transaction with the Company, including an acquisition, this must be disclosed.

Mr. Nussdorf supplementally advises the Staff that Model Reorg ("Model"), Stephen Nussdorf, Arlene Nussdorf-Mark and Lillian Ruth Nussdorf, Mr. Nussdorf's brother, sister and mother, respectively, will not be "participants" in Mr. Nussdorf's solicitation within the meaning of Instruction 3(a) of Item 4 of Schedule 14A. Each of Model, Stephen Nussdorf, Arlene Nussdorf-Mark and Lillian Ruth Nussdorf had originally been listed as participants for the sole purpose of enabling them to solicit consents from Company stockholders if so requested by Mr. Nussdorf. Mr. Nussdorf has not requested any of them to solicit stockholders and will not request them to do so. None of them has engaged in any solicitation activities, and it is now not intended that they do so. Model originally had been listed as a participant because Stephen Nussdorf and Arlene Nussdorf-Mark are officers and/or directors of Model. The Second Revised Preliminary Consent Solicitation Materials, including Annex A thereto, have been revised to eliminate reference to Model and such individuals as participants. All required disclosures concerning Model, Stephen Nussdorf, Arlene Nussdorf-Mark and Lillian Ruth Nussdorf remain in the Second Revised Preliminary Consent Solicitation Materials.

In addition, Mr. Nussdorf supplementally advises the Staff that the Second Revised Preliminary Consent Solicitation Materials, in the third paragraph on page 12, discuss the possibility of an acquisition proposal by Mr. Nussdorf. If Mr. Nussdorf pursues such an acquisition proposal, he may do so through one or more of his affiliated entities that may or may not include Model. As is stated in the Second Revised Preliminary Consent Solicitation Materials, no determination has been made by Mr. Nussdorf with respect to a possible acquisition of the Company. If such a proposal is made, no determination has been made as to whether Model would be an acquiring entity.

Christina Chalk, Esq.

Consent Statement of Glenn Nussdorf, page 1

3.

Refer to comment 3 in our prior comment letter, and your response. In your revised disclosure on page 1 of the consent statement, you continue to decline to state that Proposal 2 is conditioned on Proposal 1. Moreover, your revised disclosure references briefly the possibility that only one of the existing Board members might be removed. Include a discussion in an appropriate and prominent section of the revised consent statement exploring the implications if only one or a few existing Board members are removed through this consent solicitation. For example, explain how this could occur and specify your nominees in order of priority, to the extent that less than the total number of Board seats become vacant. In addition, discuss the effects on your ability to carry out changes at the Company if less than all of your Nominees are placed on the Board.

The Second Revised Preliminary Consent Solicitation Materials have been revised by adding a new fourth paragraph to the section "Consent Procedures" on page 18 and continuing onto page 19 discussing the implications if at least one, but fewer than all, of the existing Board members are removed through the consent solicitation and the effect on the Nominees' ability to carry out changes at the Company if the Nominees who are elected do not constitute a majority of the Board.

Proposal 2: Election of Nominees, page 3

4.

We note the disclosure in the second paragraph in this section that the "remaining Nominees" (other than Mr. Glenn Nussdorf and Michael Katz) are "not currently affiliated with Mr. Nussdorf.... " However, the disclosure on page 4 under Joshua Angel states that he has provided legal services to "companies affiliated with Mr. Nussdorf." Please revise or advise.

Mr. Nussdorf supplementally advises the Staff that Mr. Angel was paid $32,686, $0 and $60,929 for the twelve month periods ended October 31, 2004, 2005 and 2006, respectively, for legal services he rendered. These amounts represent an insignificant portion of the legal budget for the companies affiliated with Mr. Nussdorf, which over the last three years has been $2.5 million annually. Mr. Nussdorf believes that Mr. Angel is not affiliated with him.

Background and Reasons for the Consent Solicitation, page 5

5.

In the revised disclosure in the second paragraph of this section, quantify the "recent dramatic decline" in the Company's stock price to which you refer. In addition, provide reference dates for the relevant comparison points.

Mr. Nussdorf supplementally advises the Staff that the first bullet point at the bottom of page 11 of the Second Revised Preliminary Consent Solicitation Materials quantifies the recent dramatic decline in the Company's stock price and provides relevant dates for comparison. The Second Revised Preliminary Consent Solicitation Materials have been revised by amending such bullet point on page 11 to clarify that the closing stock price on February 22, 2006 was the highest closing price for the Company's Common Stock during the past twelve months.

Christina Chalk, Esq.

6.

Refer to the disclosure on page 11, which states that Mr. Nussdorf "may explore the possibility of making an acquisition proposal" to acquire the Company if his Nominees are elected. However, Mr. Nussdorf's letter dated November 21, 2006 reprinted in the same section of the consent statement indicates that at as of the date of that letter, he was already exploring the possibility of making a proposal to acquire the Company. Revise your disclosure to fully describe the status of Mr. Nussdorf's assessment of an acquisition proposal and update to reflect any recent developments. In addition, in light of Mr. Nussdorf's inability to obtain financing for a prior proposal in 2003, you should focus on the status of and fully describe any preliminary efforts to obtain financing.

Mr. Nussdorf supplementally advises the Staff that he has made no decisions with respect to an acquisition proposal, and that there have been no recent developments to update.

In addition, the Second Revised Preliminary Consent Solicitation Materials have been revised by adding a sentence to the second paragraph on page 8 disclosing that Mr. Nussdorf did not obtain, and has not obtained, any financing commitments. On November 13, 2006, the Company filed a Form 12b-25 notice of late filing of the Company's Quarterly Report on Form 10-Q for the three month period ended September 30, 2006. As of the date hereof, the Company has failed to file its Form 10-Q for the three month period ended September 30, 2006, which should have been filed with the Commission by November 9, 2006. In view of the lack of available current financial information for the Company, Mr. Nussdorf decided to terminate his efforts to obtain financing since any such financing on terms favorable to Mr. Nussdorf would be dependent on the availability of current financial information about the Company.

7.

We note the disclosure in the first full paragraph on page 12 that if elected, the Nominees "do not intend to permit the Company to make payments or provide benefits under [its severance agreements with certain executives] until after [the Nominee's review of such agreements] is completed." If withholding such payments is likely to result in litigation against the Company, please disclose and discuss the potential consequences.

The Second Revised Preliminary Consent Solicitation Materials have been revised by adding disclosure to the second paragraph on page 13 discussing the potential of litigation with certain executives and consultants to the Company.

Revolving Credit and Security Agreement, page 14

8.

If this solicitation is successful, will it cause the Company to be in default under, or require the approval of, any of the Company's significant licensors? If so, please discuss in considerable detail in the revised consent statement, including how you would attempt to remedy this situation and the potential harm to the Company if you are unsuccessful.

Mr. Nussdorf supplementally advises the Staff that based on the licensing agreements which have been publicly disclosed by the Company he does not believe that the Company will be in default under any of its material licensing agreements as a result of his consent solicitation.

9.	Has Mr. Nussdorf begun seeking alternative financing for the Company? If so, please describe the status of these efforts.

Christina Chalk, Esq.

Mr. Nussdorf supplementally advises the Staff that he has not begun seeking alternative financing for the Company. On January 9, 2007, the Company issued a press release disclosing that it had paid down its bank debt. Accordingly, Mr. Nussdorf has revised and updated the Second Revised Preliminary Consent Solicitation Materials by amending the last paragraph in the sub-section "Revolving Credit and Security Agreement" on page 16.

Perfumania and ECMV, page 15-16

10.	In the new disclosure in the sixth paragraph on page 16, quantify the sales to Global Integrated as a percentage of the Company's total sales for the periods presented.

The Second Revised Preliminary Consent Solicitation Materials have been revised by amending the last paragraph in sub-section "Perfumania and ECMV" on page 17 and continuing onto page 18 to quantify the sales to Global Integrated as a percentage of the Company's total sales.

Consent Procedures, page 17

11.

Refer to comment 3 above. Clarify the mechanics of removing the existing Board members, given that the consents you are asking shareholders to execute permit them (in response to Proposal 1) to specify those existing Board members they do not wish to remove. Do you need the consent of a majority of existing shareholders to remove each Board member individually? Or is a majority of consents to Proposal 1 generally sufficient? For example, what will be the result if a majority of shareholders consent to Proposal 1 generally, but most write Mr. Lekach's name on the line below as a director for which they do not consent to removal?

The Second Revised Preliminary Consent Solicitation Materials have been revised by adding a new fourth paragraph to the section "Consent Procedures" on page 18 and the top of page 19 clarifying the mechanics and consent requirements for removing the existing Board members.

Forward-Looking Statements, page 19

12.

Refer to comment 24 in our prior comment letter. We continue to object to the revised language in this section because it continues to refer to "'forward-looking' statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995." The point of the original comment is that the safe harbor for forward-looking statements provided in the Reform Act is not applicable to statements made in your consent solicitation statement. Please revise to clearly state this.

The Second Revised Preliminary Consent Solicitation Materials have been revised by amending the paragraph in the section "Forward Looking Statements" on page 20 and the top of page 21 to eliminate the reference to the U.S. Private Securities Litigation Reform Act of 1995.

Christina Chalk, Esq.

  Transactions in the Company's Securities Involving Participants, page A-4

13.

It appears from the two tables on this page that Lillian Ruth Nussdorf and Glen Nussdorf each purchased 250,000 and 650,000 shares of the Company's common stock on August 11, 2006. If this is not the case, please revise the tables to clarify. For example, if the 650,000 shares listed for Mr. Nussdorf include the shares purchased on the same date by Lillian Ruth Nussdorf, this is not apparent and should be clarified.

Mr. Nussdorf supplementally advises the Staff that the 250,000 Shares purchased by Lillian Ruth Nussdorf on August 11, 2006 are not included in the 650,000 Shares purchased by Mr. Nussdorf on the same date. In light of the fact that, as discussed in the response to Comment 2 above, Lillian Ruth Nussdorf is not a participant, the Second Revised Preliminary Consent Solicitation Materials have been revised to eliminate Ms. Nussdorf's separate table. The Shares acquired by her, which also are beneficially owned by Mr. Nussdorf, are now being reported in Mr. Nussdorf's table on page A-4 with an appropriate footnote disclosing that such Shares were purchased by Ms. Nussdorf.

Form of Consent Card

14.

Identify all participants named on the cover page of the consent solicitation in response to comment 2 in our prior comment letter on the consent card as well. In addition, consider the accuracy of the statement on the consent card that consents are solicited by Mr. Nussdorf; it appears the other participants are also soliciting.

In addition to Mr. Nussdorf, the participants in his solicitation are his other five Nominees and Alfred Paliani. Michael Katz and Mr. Paliani are employed by entities controlled by Mr. Nussdorf and, together with Mr. Nussdorf, are expected to be the only participants engaged in the solicitation of consents. The four other Nominees are participants solely by virtue of the fact that they are Nominees, as required by Instruction 3(a)(ii) of Item 4 of Schedule 14A. The participants, other than Mr. Nussdorf, are not principals in Mr. Nussdorf's solicitation, are not paying any costs of the solicitation and own no shares of Parlux stock. Mr. Nussdorf is the sole filing person in his solicitation.

The Second Revised Preliminary Consent Solicitation Materials have been revised by disclosing the identity of the participants on the WHITE consent card.

Closing Comments

15.

We require the acknowledgements requested in our initial comment letter of December 28, 2006 as to all participants (as defined in Instruction 3 to Items 4 and 5 of Schedule 14A) in the consent solicitation, not just Glenn Nussdorf. Please provide them as soon as possible.

Mr. Nussdorf supplementally advises the Staff that he furnished the Staff with a representation letter on behalf of himself on January 9, 2007. In addition, Mr. Nussdorf supplementally advises the Staff that each of Michael Katz and Mr. Paliani is prepared to supplementally furnish the Staff with a representation letter acknowledging that (i) the comments from the Staff of the Commission or changes to disclosure in response to Staff comments do not

Christina Chalk, Esq.

foreclose the Commission from taking any action with respect to the filing and (ii) he may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Michael Katz and Mr. Paliani are participants in Mr. Nussdorf's solicitation as described in response to Comment 14 above and do not bear responsibility for the adequacy and accuracy of the disclosures in Mr. Nussdorf's consent solicitation statement and other filings Mr. Nussdorf makes with the Commission.

In addition to the changes in the Second Revised Consent Solicitation Materials made in response to the Staff's comments as discussed above, there has been a general updating of information contained in the document.

If there are any further questions relating to the enclosed materials, please telephone the undersigned at (212) 735-3360 or Richard J. Grossman of this firm at (212) 735-2116.

Very truly yours,

/s/ Daniel E. Stoller

Daniel E. Stoller

cc:	Mr. Glenn Nussdorf
Fred Paliani, Esq.